UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of Earliest Event Reported):
January 18, 2018

FIRST MID-ILLINOIS BANCSHARES, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	0-13368	37-1103704
(State of Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)
1421 CHARLESTON AVENUE
MATTOON, IL	61938
(Address of Principal Executive Offices)	(Zip Code)

(217) 234-7454
(Registrant’s Telephone Number, including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[x]	Written communications pursuant to Rule 425 under the Securities Act (17CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company [ ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

Item 1.01. Entry into a Material Definitive Agreement

On January 18, 2018, First Mid-Illinois Bancshares, Inc. (the “Company”), Project Hawks Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company (“Merger Sub”), and First BancTrust Corporation, a Delaware corporation (“First Bank”), entered into a First Amendment to Agreement and Plan of Merger (the “Amendment”), which amends the previously announced Agreement and Plan of Merger (the “Original Merger Agreement”), dated as of December 11, 2017, by and among the Company, Merger Sub (then known as Project Hawks Merger Sub Corp.) and First Bank.

The Amendment reflects Merger Sub’s conversion from a Delaware corporation to a Delaware limited liability company on January 18, 2018, and modifies the structure of the merger provided for in the Original Agreement so that First Bank will be merged with and into Merger Sub, with Merger Sub continuing as the surviving company and a wholly-owned subsidiary of the Company.

Other than as expressly modified pursuant to the Amendment, the Original Merger Agreement, which was previously filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by the Company on December 12, 2017, remains in full force and effect.  The foregoing description of the Amendment is not complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is filed as Exhibit 2.1 hereto, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Forward Looking Statements
This document may contain certain forward-looking statements about First Mid and First Bank, such as discussions of First Mid’s and First Bank’s pricing and fee trends, credit quality and outlook, liquidity, new business results, expansion plans, anticipated expenses and planned schedules. First Mid and First Bank intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1955. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of First Mid and First Bank, are identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar expressions. Actual results could differ materially from the results indicated by these statements because the realization of those results is subject to many risks and uncertainties, including, among other things, the possibility that any of the anticipated benefits of the proposed transactions between First Mid and First Bank will not be realized or will not be realized within the expected time period; the risk that integration of the operations of First Bank with First Mid will be materially delayed or will be more costly or difficult than expected; the inability to complete the proposed transactions due to the failure to obtain the required stockholder approval; the failure to satisfy other conditions to completion of the proposed transactions, including receipt of required regulatory and other approvals; the failure of the proposed transactions to close for any other reason; the effect of the announcement of the transaction on customer relationships and operating results; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in interest rates; general economic conditions and those in the market areas of First Mid and First Bank; legislative/regulatory changes; monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality or composition of First Mid’s and First Bank’s loan or investment portfolios and the valuation of those investment portfolios; demand for loan products; deposit flows; competition, demand for financial services in the market areas of First Mid and First Bank; and accounting principles, policies and guidelines. Additional information concerning First Mid, including additional factors and risks that could materially affect First Mid’s financial results, are included in First Mid’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Reports on Form 10-K. Forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Important Information about the Merger and Additional Information
First Mid will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of First Bank that also constitutes a prospectus of First Mid, which will be sent to the stockholders of First Bank. Investors in First Bank are urged to read the proxy statement/prospectus, which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus and other documents which will be filed by First Mid with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to First Mid-Illinois Bancshares, P.O. Box 499, Mattoon, IL 61938, Attention: Investor Relations; or to First BancTrust Corporation, 114 West Church Street, Champaign, IL 61824, Attention: Investor Relations. A final proxy statement/prospectus will be mailed to the stockholders of First Bank.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation
First Mid and First Bank, and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of First Mid is set forth in the proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 14, 2017. Information about the directors and executive officers of First Bank is set forth in its proxy statement for its 2017 annual meeting of stockholders, which is available on its website. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the proxy statement/prospectus for such proposed transactions when it becomes available.

Item 9.01.     Financial Statements and Exhibits

(d)   Exhibits

Exhibit Number	Description

2.1
First Amendment to Agreement and Plan of Merger by and among First Mid-Illinois Bancshares, Inc., Project Hawks Merger Sub LLC (formerly known as Project Hawks Merger Sub Corp.) and First BancTrust Corporation, dated January 18, 2018.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST MID-ILLINOIS BANCSHARES, INC.

Dated: January 19, 2018

By:

Joseph R. Dively
Chairman and Chief Executive Officer